Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Annual Report (Form 10-K) of Parkway Properties, Inc. (the Company) of our report dated February 27, 2008, with respect to the consolidated financial statements of the Company, included in the 2007 Annual Report to Shareholders of the Company.

Our audits also included the financial statement schedules of Parkway Properties, Inc. listed in Item 15(a). These schedules are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, as to which the date is February 27, 2008, the financial statement schedules referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

We consent to the incorporation by reference in the following Registration Statements:

    (1) Registration Statement (Form S-3 No. 333-92957) of Parkway Properties, Inc.,

    (2) Registration Statement (Form S-3 No. 333-108786) of Parkway Properties, Inc.,

    (3) Registration Statement (Form S-8 on Form S-3, No. 333-88861) and related prospectuses pertaining to the Parkway Properties, Inc. Employee Excellence Recognition Plan, 1997 Non-Employee Directors' Stock Ownership Plan, 1994 Stock Option and Long-Term Incentive Plan and 1991 Directors Stock Option Plan,

    (4) Registration Statement (Form S-8 on Form S-3, No. 333-00311) and related prospectus pertaining to the Parkway Properties, Inc. 1994 Stock Option Plan, 1991 Incentive Plan and 1991 Directors Stock Option Plan,

    (5) Registration Statement (Form S-8, No. 333-100565) pertaining to the Parkway Properties, Inc. 2001 Directors Stock Option Plan,

    (6) Registration Statement (Form S-8, No. 333-115286), and pertaining to the Parkway Properties, Inc. 2003 Equity Incentive Plan and the Employee Excellence Recognition Plan, and

    (7) Registration Statement (Form S-8, No. 333-134069) pertaining to the Parkway Properties, Inc. 2006 Employee Stock Purchase Plan,

of our report dated February 27, 2008, with respect to the consolidated financial statements of the Company incorporated herein by reference, our report dated February 27, 2008, with respect to the effectiveness of internal control over financial reporting of the Company, included herein, and our report included in the preceding paragraph with respect to the financial statement schedules of the Company included in this Annual Report (Form 10-K) of Parkway Properties, Inc. for the year ended December 31, 2007.

/s/ Ernst &Young LLP

Houston, Texas
February 27, 2008